

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 1, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, Florida 32084

> **Re: Millennium Group Worldwide Incorporated**
> **Amendment No. 5 to Form S-1**
> **Filed July 25, 2008**
> **File No. 333-145553**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two in our letter dated May 16, 2008, including your statement that your private equity fund "may need to be registered…under the Investment Company Act." In order to try to resolve this issue, we will arrange a conference call with staff member of our Division of Investment Management to

discuss whether the proposed operations of the fund raise issues under the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

2. We note your response to comment three in our letter dated May 16, 2008. Please note that the company will not be able to rely upon Rule 3a4-1 for the sale of any securities sold pursuant to this registration statement if broker dealers are employed in connection with the distribution, regardless of whether a secondary market for the company's securities develops. Therefore, please confirm that if broker dealers are employed at any point during the offering to sell securities registered in the offering the company will file a post-effective amendment to reflect the change in the plan of distribution and include all the required disclosure (e.g. Item 508 of Regulation S-K).

Prospectus Summary, page 2

3. Balance your introductory statement indicating your "broad range of services and businesses…" with disclosure that initially your business will focus on developing residential real estate in Florida, marketing mortgage products for JP Morgan Chase to minority homeowners and providing support services in Africa for Catoca Mining Limited.

Risk Factors, page 7

4. Include an additional risk factor highlighting the depressed state of the residential real estate market in Florida and how such a downturn may affect the company's development plans in St. Augustine and Fort Lauderdale, in light of the initial focus of the company's business.

5. We note your response to comment four in our letter dated May 16, 2008, including your revisions to your risk factor captions. Instead of using generic phrases such as "…the investors could lose their investment" to describe the risk to the investors, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that the investors could lose all their investment, if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. Please make these changes throughout your risk factor section.

Governmental Regulation and Legal Uncertainties…, page 10

6. We note your response to comment five in our letter dated May 16, 2008. Please provide a separate section, entitled "Governmental Regulation," identifying and discussing the various regulations to which the company will be subject. Included in this section should be an explanation as to how these various regulations will affect

the company and its operations. Disclose, if true, that the company's role in marketing JP Morgan Chase mortgage products to homeowners requires licensing as a mortgage broker in states that it markets such insurance products.

Future Sales of Shares, page 12

7.   We note your response to comment seven in our letter dated May 16, 2008. In addition to your disclosure regarding the 90-day requirement, please further revise to provide clearer, more detailed disclosure regarding the recent Rule 144 changes. For example, provide more detail regarding the other requirements of Rule 144, addressing the requirements for both affiliates and non-affiliates, and disclosing whether the restricted securities you reference are held by affiliates or non-affiliates.

Certain Related Party Transactions, page 12

8.   We note your responses to comments 10-11 in our letter date May 16, 2008. Though the proposed joint venture involving the Ronco Group and the company will not proceed, additional disclosure is necessary to clarify what was originally planned and how the projects (such as the fire protection and fuel distribution contracts) that the company will put of for bids relate to your initial real estate development projects. Please clarify. Please further clarify whether you expect to have any continuing relationship with the Ronco Group.

The Company, page 13

9.   We note your response to comment 12 in our letter dated May 16, 2008, including your explanation and table regarding the amounts loaned to the company by The Ronco Group. However, it appears there is still an inconsistency in your registration statement regarding the amount of money loaned. Please provide a more detailed break down of the monies loaned by The Ronco Group, which total $600,000. Consider providing a table, such as the table in your response letter, in your disclosure.

10.   We note your response to comment 13 in our letter dated May 16, 2008. Please disclose the nature of the funds from your marketing agreement, describing whether the funds received are recurring funds, which you anticipate continuing, or whether they were one-time funds.

11.   We note your response to comment 21 in our letter dated May 16, 2008. Please confirm that the deadlines provided in your response are the only deadlines imposed by any of your agreements. In addition, please provide these deadlines, supplied in your response, in the text of your disclosure.

Property, page 27

12.   We note your response to comment 22 in our letter dated May 16, 2008. Please provide more specific disclosure regarding your Florida property. For instance, specifically disclose, if true, that you <u>currently</u> have a property in Florida. Furthermore, provide more details regarding your Florida property, such as the location, and general character of the property, as well as the square footage and ownership/leasing terms for the property. See Item 102 of Regulation S-K.

Executive Compensation, page 33

13.   We note your response to comment 27 in our letter dated May 16, 2008. Please clarify that the $250,000 that Mr. Jackson and Ms. White will receive, upon raising the mid-point, will be received in cash. Furthermore, clarify what portion of the $400,000, in total, to be received by Mr. Jackson and Ms. White will be received in stock. We also note your statement that the loans "will be repaid from the funds noted." Clarify where in your table on page 38 are these repayment amounts reflected.

Security Ownership by Beneficial Owners and Management, page 34

14.   We note your response to comment 29 in our letter dated May 16, 2008. Footnote (2) to the table indicates that Mr. Julius Jackson, Sr.'s beneficial ownership equals 38.24% of the company's outstanding shares. Therefore, the entry for Mr. Julius Jackson, Sr.'s beneficial ownership in the table above is incorrect and should include all shares held in the family trust too. Please review Rule 13d-3 and include all shares that each individual beneficially owns in the appropriate table entry (not footnote disclosure).

Selected Financial Data, page 35

15.   Please revise to present the financial data for the six months ended June 30, 2008. Please also update your financial statements to include financial statements for six months ended June 30, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

16.   We note your response to prior comment 31 and have the following comments.

•   As previously requested, please describe to us your accounting policy for the recognition of revenue for both the J.P. Morgan marketing agreement and the Catoca Mines contract. Also, disclose this policy in Note 2, Summary of Significant Accounting Policies, on page I-4.

- Please revise to complete the third sentence of the second paragraph concerning the revenues from J.P. Morgan. Also, discuss in detail the nature and amount of the revenues. We note that you had $12,000 in revenues for the three months ended March 31, 2008.
- We note that you recognize revenue "when cash is received from a customer for work on that customer's contract" with you. Please tell us why this accounting is appropriate. Refer to your basis in the accounting literature.

Plan of Operations, page 37

17.   We note your response to comment 32 in our letter dated May 16, 2008, regarding certain portions of your Catoca Mining contracts, which you contend are confidential. Furthermore, we are in receipt of your supplemental letter and documents, dated July 30, 2008, regarding these contracts. However, your request for confidential treatment does not comply with Commission requirements. Please file a formal application for confidential treatment with the Commission. See Section II.D.6 of Staff Legal Bulletin No. 1A (with Addendum) available on our website at www.sec.gov/interps/legal.shtml. We will provide any comments on your application for confidential treatment for portions of exhibits to the registration statement under separate cover. Please note, however, that comments on the confidential treatment request may impact disclosure in the prospectus, and we may issue further comments upon review of your request. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

Subscription Procedure, page 44

18.   Your references to subscriptions being solicited through placement agents are inconsistent with your reliance upon Rule 3a4-1. Please advise or revise.

Report of Independent Registered Public Accounting Firm, page I-3

19.   Please refer to the first sentence in the first paragraph. Please have your auditors revise to delete the reference to December 31, 2007 since the balance sheets were audited. If you continue to present the balance sheet as of December 31, 2007, please have your auditors provide a paragraph consistent with PCAOB – AU Section 722.39, Interim Financial Information.

20.   Please refer to the first sentence in the second paragraph. Please have your auditors revise the reference to "American Institute of Certified Public Accountants" to "Public Company Accounting Oversight Board (United States)."

Statements of Stockholders' Equity, page I-7

21.   Please refer to the line item, "Net loss – 2007." Revise the references to 6,250,000
        and 2,916,997 to the correct amounts of 6,249,000 and 2,915,997, respectively.

Note 5 – Debt Restructuring, page I-9

22.   We note your response to prior comment 23. Please revise the reference to
        2,649,000 shares to 6,249,000 shares.

Independent Auditor's Report, page F-3

23.   We note your response to prior comment 36. Please have your auditors revise to
        delete the April 8, 2008 date since the report date is February 22, 2008.

Balance Sheets, page F-5

24.   We note your response to prior comment 25. The revision has not been made.
        Please revise the par value from $1 to $0.001. Also, revise your interim balance
        sheets on page I-4.

Note 5 – Debt Retirement, page F-10

25.   We note your response to prior comment 24. It appears to us that the fair value you
        assigned to the shares was $0.4667 per share ($2,915,997/6,249,000). As previously
        requested, please tell us how you determined the fair value of the shares. We note
        that the exchange of debt for shares occurred on August 2, 2007 and since October
        5, 2007, your expected best-efforts offering price is $12.00. Include in your
        response the date of the exchange and how the number of shares issued in this
        exchange (6,249,000) was determined.

Index to Exhibit, page S-1-2

26.   We note your response to comment 37 in our letter dated May 16, 2008.
        Amendment No. 3 to your registration statement identifies your marketing
        agreement as Exhibit 10.10. Amendment No. 4 identifies the marketing agreement
        as 10.11, and identifies the Angola agreement as 10.10 (without providing a copy of
        the Angola agreement). Now, you have identified the marketing agreement as 10.11
        and the Angola agreement as 10.10, but have provided neither document as exhibits
        to the current Amendment. Please refile these agreements, in their proper form, and
        with their proper designation in your Index to Exhibits, in your next amendment.

Exhibit 23.2

27.   Please ask your auditors to revise the consent to refer only to the audited financial statements and to the reference to them under the heading "Experts." Also, ask your auditors to provide Exhibit 15 for their review report on page I-3.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Carl N. Duncan, Esq. (*via facsimile*)
        301.576.5193